Breakfast Klub Video Transcript

Marcus: I'm Marcus Davis, I'm the steward of the Breakfast Klub here in midtown, Houston, Texas. What is the Breakfast Klub? It's a grit factory, catfish and grits, wings and waffles. Gotta try it. Going to the Breakfast Klub is not just a stop to eat. We want people to let their hair down when they come here and sit down and enjoy as much as you want, as long as you want. Once you come in and you experience the food, you experience the flavor, as well as the atmosphere, I think you'll be hooked. I think you'll come back. I mean, come one, it's the best breakfast in the city! The Breakfast Klub is hitting the road. We're bringing grits to the masses. We've always stressed the importance of TBK being a part of the community and the community being a valuable part of TBK. People always ask, how can I invest in the Breakfast Klub? Well, here's your chance. You have the unique opportunity to be a part of our growth as we are partnering with the community to crowdfund our next growth phase. TBK food trucks.